EXHIBIT 12
JOHNSON & JOHNSON AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	January 3, 2016	December 28, 2014	December 29, 2013	December 30, 2012	January 1, 2012
Determination of Earnings:
Earnings Before Provision for Taxes on Income	$19,196	$20,563	$15,471	$13,775	$12,361
Fixed Charges, less Capitalized Interest	657	647	603	657	675
Total Earnings as Defined	$19,853	$21,210	$16,074	$14,432	$13,036
Fixed Charges:
Estimated Interest Portion of Rent Expense	105	114	121	125	104
Interest Expense before Capitalization of Interest	654	648	587	647	655
Total Fixed Charges	$759	$762	$708	$772	$759
Ratio of Earnings to Fixed Charges	26.16	27.83	22.70	18.69	17.18
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(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.